UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39337

Ebang International Holdings Inc.

(Exact name of registrant as specified in its charter)

No.1066 Xinzhou Road, Economic and Technological Development Zone

Linping District, Hangzhou, Zhejiang, 311199

People’s Republic of China

+86 571-8817-6197

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously disclosed, on June 17, 2022, the Registrant received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) notifying the Registrant that the Registrant did not meet the minimum bid price requirement for continued listing on the Nasdaq Global Select Market, as set forth under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), because the closing bid price of the Company’s Class A ordinary shares was below US$1.00 for a period of 30 consecutive business days.

The Registrant was provided 180 calendar days, or until December 14, 2022, to regain compliance with the Minimum Bid Price Requirement.

On December 7, 2022, Nasdaq notified the Registrant that it has fully regained compliance with the Minimum Bid Price Requirement, and that this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ebang International Holdings Inc.

Date: December 8, 2022	By:	/s/ Dong Hu
		Name:	Dong Hu
		Title:	Chairman, Chief Executive Officer and Chief Financial Officer

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